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                            October 26, 2022

       William B. Berry
       President and Chief Executive Officer
       Continental Resources, Inc.
       20 N. Broadway
       Oklahoma City, OK 73102

                                                        Re: Continental
Resources, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
October 11, 2022
                                                            File No. 001-32886

       Dear William B. Berry:

              We have reviewed your October 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 13, 2022 letter.

       Response dated October 11, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       43

   1. We note your response to prior comment 3 states that if new lower-emissions products are developed that are
competitive with crude oil or natural gas, those products may reduce overall demand for
crude oil and natural gas. Please tell us how you considered providing disclosure that more
directly addresses this risk.
 William B. Berry
FirstName
ContinentalLastNameWilliam
            Resources, Inc. B. Berry
Comapany
October 26,NameContinental
            2022            Resources, Inc.
October
Page 2 26, 2022 Page 2
FirstName LastName
       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation